Exhibit 7.06

INSIGHT VOTING AGREEMENT

INSIGHT VOTING AGREEMENT dated as of July 28, 2005 (this “Agreement”), between Insight Acquisition Corp., a Delaware corporation (“Parent”), and the other Persons listed on the signature pages hereof (each, an “Insight Shareholder” and, collectively, the “Insight Shareholders”).

RECITALS

A. Insight Communications Company Inc. is a company organized under the laws of the State of Delaware (the “Company”). Each Insight Shareholder owns the number of shares of Class A Common Stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) and of Class B Common Stock, par value $0.01 per share, of the Company (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) set forth opposite such Insight Shareholder’s name on Schedule A hereto (such shares of Common Stock, together with any other shares of capital stock of the Company acquired by any Insight Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”).

B. Concurrently with the execution and delivery of this Agreement, Parent and the Company are entering into an Agreement and Plan of Merger (as the same may from time to time be amended, modified, supplemented or restated, the “Merger Agreement”) providing for the merger of Parent with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth therein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

C. Concurrently with the execution and delivery of this Agreement, Parent, the Company and certain shareholders of the Company, including the Insight Shareholders, are entering into an Exchange Agreement (as the same may from time to time be amended, modified, supplemented or restated, the “Exchange Agreement”), providing, among other things, for the exchange, immediately prior to the effective time of the Merger (the “Effective Time”), of certain of the Subject Shares for shares of Parent and for the issuance of shares of preferred stock of the Company.

D. The Board of Directors of the Company, based on the unanimous recommendation of the Special Committee, has (i) determined that the Merger is fair to, and in the best interests of, holders of shares of the Class A Common Stock, (ii) approved and adopted the Merger Agreement, the Charter Amendment and the transactions contemplated thereby, and declared their advisability, (iii) recommended the adoption by the stockholders of the Company, subject to the terms and conditions set forth in the Merger Agreement, of the Merger Agreement and the Charter Amendment, (iv) approved the Merger and the Merger Agreement, the Exchange Agreement, this Agreement and the Principals’ Agreement and the transactions contemplated hereby and thereby for purposes of Section 203 of the DGCL.

E. As a condition to entering into the Merger Agreement and the Exchange Agreement, Parent has required that the Insight Shareholders enter into this Agreement, and the Insight Shareholders desire to enter into this Agreement to induce Parent to enter into the Merger Agreement and the Exchange Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1. Representations and Warranties of Each Insight Shareholder. Each Insight Shareholder, severally and not jointly, represents and warrants to Parent as follows:

(a) Authority. Such Insight Shareholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Insight Shareholder and constitutes a valid and binding obligation of such Insight Shareholder enforceable in accordance with its terms. If such Insight Shareholder is married and the Subject Shares of such Insight Shareholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding with respect to such Subject Shares, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Insight Shareholder’s spouse, enforceable against such spouse in accordance with its terms. If such Insight Shareholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Insight Shareholder or to such Insight Shareholder’s property or assets.

(c) The Subject Shares. Such Insight Shareholder is the record (or the controlling Person of the record) and beneficial owner of, or is trustee or executor of a trust or estate that is the record holder of and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Subject Shares set forth opposite such Insight Shareholder’s name on Schedule A hereto, free and clear of any mortgage, lien, pledge, charge, encumbrance, security interest or other adverse claim. Subject to the terms of the Exchange Agreement, such Insight Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite such Insight Shareholder’s name on Schedule A hereto and the Company Deferred Shares, Company Options and shares held in such Insight Shareholder’s 401K account as set forth in the footnote to Schedule A (“Other Company Securities”). Subject to

the terms of the Exchange Agreement, such Insight Shareholder has the sole right to vote, or to dispose of, such Subject Shares, and none of such Subject Shares is subject to any agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement or agreed to in writing by Parent. Except for the Exchange Agreement, and, if such Insight Shareholder is a trustee of a trust, in accordance with the terms of such trust, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Insight Shareholder to sell, transfer, assign, grant a participation interest in or option with respect to, pledge, hypothecate or otherwise dispose or encumber (each, a “Transfer”), or cause to be Transferred, any of the Subject Shares or the Other Company Securities, and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares or the Other Company Securities.

(d) Reliance by Parent. Such Insight Shareholder understands and acknowledges that Parent is entering into the Merger Agreement and the Exchange Agreement in reliance upon such Insight Shareholder’s execution and delivery of this Agreement.

(e) Litigation. To the knowledge of such Insight Shareholder, there is no action, proceeding or investigation pending or threatened against such Insight Shareholder that questions the validity of this Agreement or any action taken or to be taken by such Insight Shareholder in connection with this Agreement, other than the lawsuits filed by certain stockholders of the Company in connection with the Merger that are pending or threatened as of the date hereof and are set forth in the Company Disclosure Letter.

2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Insight Shareholder that Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable in accordance with its terms. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of Parent, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.

3. Covenants of Each Insight Shareholder. Until the termination of this Agreement in accordance with Section 5, each Insight Shareholder, severally and not jointly, agrees as follows:

(a) At any meeting of shareholders of the Company called to vote upon the Merger, the Merger Agreement and/or the Charter Amendment or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger, the Merger Agreement and/or the Charter Amendment is sought, each Insight Shareholder shall vote (or cause to be voted) the Subject Shares (and each class thereof) in favor of the adoption of the Merger Agreement and the Charter Amendment and the approval of each of the transactions contemplated thereby.

(b) At any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, each Insight Shareholder shall vote (or cause to be voted) its Subject Shares (and each class thereof) against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Takeover Proposal, and (ii) any amendment of the Company’s certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries (other than the Charter Amendment and the amendments of the Company’s certificate of incorporation and by-laws resulting from the Merger or contemplated by the Exchange Agreement), which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of Common Stock. Subject to Section 4, each Insight Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

(c) Each Insight Shareholder agrees not to, directly or indirectly, (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person (a “Subject Share Transfer”), other than in accordance with the Merger Agreement or the Exchange Agreement, (ii) grant any proxies, deposit any Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to the Subject Shares, other than pursuant to this Agreement or the Exchange Agreement, or (iii) except pursuant to the Exchange Agreement, convert (or cause or permit to be converted) any of the Subject Shares consisting of Class B Common Stock into Class A Common Stock. Subject to the Exchange Agreement and Section 4, each Insight Shareholder further agrees not to commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, a Transfer of any Insight Shareholder’s Subject Shares solely in connection with the settlement of a divorce proceeding or to such Insight Shareholder’s estate, heirs or legatees will not be deemed to be a Subject Share Transfer, provided, that the transferee agrees in writing in a form reasonably satisfactory to Parent to be bound by this Agreement as an Insight Shareholder.

(d) Subject to the terms of Section 4, no Insight Shareholder shall, nor shall any Insight Shareholder authorize or permit any of their respective Representatives to (and shall use all reasonable efforts to cause such Persons not to), directly or indirectly, initiate, solicit, facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, or continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal, or requires the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement. No Insight Shareholder shall, alone or together with any other Person, make a Takeover Proposal. If any Insight Shareholder receives any inquiry or proposal regarding any Takeover Proposal, solely in his or her capacity as a shareholder of the Company, such Insight Shareholder shall promptly inform Parent of such inquiry or proposal and the details thereof. Notwithstanding the foregoing, if the Board of Directors of the Company determines pursuant to and in accordance with Section 5.07 of the Merger Agreement to enter into discussions with a third party or any of its Representatives (the “New Bidder”) with respect to a Takeover Proposal, the Insight Shareholders may also enter into discussions or negotiations with such New Bidder with respect to such Takeover Proposal, provided that the restrictions set forth in this Section 3(d) will continue to apply with respect to any other Person that makes an inquiry or proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, and will apply with respect to the New Bidder as soon as the Company ceases its discussions and negotiations with such New Bidder. Nothing contained in this Section 3(d) shall prohibit any Insight Shareholder from responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 3(d).

(e) Each Insight Shareholder shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

4. Shareholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer. Each Insight Shareholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, Subject Shares and nothing herein shall limit or affect any actions taken by an Insight Shareholder in its capacity as a director or officer of the Company.

5. Termination. This Agreement shall terminate upon the earlier of (A) the Effective Time and (B) the date of the termination of the Merger Agreement. No party hereto shall be relieved from any liability for breach of this Agreement by reason of any such termination. Notwithstanding the foregoing, Sections 6 through 16 of this Agreement shall survive any termination of this Agreement pursuant to clause (B) of this Section 5.

6. Additional Covenants of the Insight Shareholders.

(a) If (i) this Agreement is terminated pursuant to Section 5(B) of this Agreement, (ii) within six months following such termination an Insight Shareholder takes or omits to take any action and the taking or omission of such action would have constituted a violation of any covenant contained in Section 3(b), (c) or (d) of this Agreement if the taking or omission of such action had occurred prior to the termination of this Agreement, and (iii) within twelve months following such termination, either (A) such Insight Shareholder makes a Subject Share Transfer and the transferee of any such Transfer is a Person with whom the transferor engaged in conduct that was or related to the actions or omissions otherwise covered by Section 6(a)(ii) or (B) the Company has entered or enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Takeover Proposal (together with the definitive agreement entered into in respect of any such Subject Share Transfer referenced in clause (A), a “New Agreement”), such Insight Shareholder shall pay the applicable Excess Value (as defined below) to Parent. Notwithstanding the foregoing, a Transfer of any Insight Shareholder’s Subject Shares solely for estate planning purposes or in connection with the settlement of a divorce proceeding (provided, that the transferee agrees in writing in a form reasonably satisfactory to Parent to be bound by this Agreement as an Insight Shareholder) or that does not exceed 5% of such Insight Shareholder’s Subject Shares as of the date of termination of this Agreement will not be deemed to be a Subject Share Transfer for purposes of Section 6(a)(ii). Notwithstanding the foregoing, for purposes of calculating the Excess Value below, the number of such Insight Shareholder’s Subject Shares shall include any Subject Shares that were included in a Subject Share Transfer in anticipation of the execution or consummation of a New Agreement if such Insight Shareholder had as a principal purpose the avoidance of any payment that would otherwise become due under this Section 6.

(b) For purposes of this Section 6, the “Excess Value” payable by any such Insight Shareholder shall equal 50% of the product of (i) the number of such Insight Shareholder’s Subject Shares and (ii) the positive difference, if any, between the price per share payable pursuant to the New Agreement described in Section 6(a) and the Merger Consideration (in effect immediately prior to the termination of the Merger Agreement), valuing any noncash consideration at its fair market value on the date of the execution and delivery of the New Agreement (including any residual interest in the Company, which shall be valued based on the price per share payable pursuant to the New Agreement); provided, that in the case of a Subject Share Transfer, the number of shares used for purposes of clause (i) above at the time of such Subject Share Transfer shall be the number of shares so Transferred, and the remainder of such Insight Shareholder’s Subject Shares shall be used for purposes of clause (i) above at the time of any subsequent transaction covered by Section 6(a)(iii).

(c) For purposes of this Section 6, the fair market value of any noncash consideration consisting of:

(x)	securities listed on a national securities exchange or traded on the Nasdaq National Market shall be equal to the average closing price per share of such security as reported on such exchange or Nasdaq National Market for the twenty trading days prior to the date of determination; and

(y)	consideration which is other than cash or securities of the form specified in clause (x) of this Section 6(c) shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by the parties within 10 business days of the event requiring selection of such banking firm; provided, however, that if the parties are unable to agree within two business days after the date of such event as to the investment banking firm, then the parties shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make such determination, provided further, that the fees and expenses of such investment banking firm shall be borne by Parent. The determination of the investment banking firm shall be binding upon the parties.

(d) Any payment of Excess Value under this Section 6 shall be paid in cash by wire transfer of same day funds to an account designated by Parent, within two business days of the final determination of Excess Value (including, without limitation, in respect of any Subject Share Transfer or any other transaction covered by Section 6(a)(iii)).

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any principles or rules of conflict of laws thereof.

8. Jurisdiction; Waiver of Jury Trial. (a) Each of the parties hereto irrevocably and unconditionally (i) agrees that any legal suit, action or proceeding brought by any party hereto arising out of or based upon this Agreement or the transactions contemplated hereby may be brought in the Courts of Delaware or the United States District Court for the District of Delaware (each, a “Delaware Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in any Delaware Court, and any claim that any such action or proceeding brought in any Delaware Court has been brought in an inconvenient forum, and (iii) submits to the non-exclusive jurisdiction of Delaware Courts in any such suit, action or proceeding. Each of the parties agrees that a judgment in any suit, action or proceeding brought in a Delaware Court shall be conclusive and binding upon it and may be enforced in any other courts to whose jurisdiction it is or may be subject, by suit upon such judgment.

(b) Each of the parties agrees and acknowledges that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the breach, termination or validity of this Agreement.

9. Specific Performance. Each Insight Shareholder acknowledges and agrees that (a) the covenants, obligations and agreements of such Insight Shareholder contained in this Agreement relate to special, unique and extraordinary matters, (b) Parent is and will be relying on such covenants in connection with entering into the Merger Agreement and the Exchange Agreement, the performance of its obligations under the Merger Agreement and the exchange of shares pursuant to the Exchange Agreement, and (c) a violation of any of the terms of such covenants, obligations or agreements will cause Parent irreparable injury for which adequate remedies are not available at law. Therefore, each Insight Shareholder agrees that Parent shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain such Insight Shareholder from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies Parent may have.

10. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by Parent and each of the Insight Shareholders and approved by the Company. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

11. Assignment; No Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; provided that Parent may assign or transfer its rights, interests and obligations under this Agreement to any Person to which Parent assigns or transfers its rights, interests and obligations under the Merger Agreement in accordance with the Merger Agreement. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof; provided that the Company shall be a third party beneficiary under this Agreement for purposes of Section 10 hereof.

12. Notices. All notices, consents, requests, instructions, approvals and other communications provided for in this Agreement shall be in writing and shall be deemed validly given upon personal delivery or one day after being sent by overnight courier service or by telecopy (so long as for notices or other communications sent by telecopy, the transmitting telecopy machine records electronic confirmation of the due transmission of the notice), at the following address or telecopy number, or at such other address or telecopy number as a party may designate to the other parties:

(A)	if to Parent to:

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.

Suite 220 South

Washington, D.C. 20004-2505

Attn: William E. Kennard

Telecopy: (202) 347-1692

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attn.: Jeffrey J. Rosen

          Andrew L. Bab

Telecopy: (212) 909-6836;

(B)	if to any Insight Shareholder to:

Sidney R. Knafel

c/o Insight Communications Company, Inc.

810 Seventh Avenue

New York, New York 10019

Telecopy: (917) 286-2301

with a copy to:

Dow, Lohnes & Albertson, PLLC

1200 New Hampshire Avenue, N.W.

Suite 800

Washington, D.C. 20036-6802

Attn.: Leonard J. Baxt

          J. Kevin Mills

Telecopy: (202) 776-2222

13. Remedies. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law or in equity.

14. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties hereto to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

15. Integration. This Agreement, including the Schedules hereto, the Merger Agreement and the Exchange Agreement constitute the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersede any and all prior understandings or agreements relating to the subject matter hereof and thereof.

16. Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

17. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Facsimile signatures of the parties shall be deemed to be their original signatures for all purposes.

18. Shareholder Representative. Each Insight Shareholder hereby designates and appoints William E. Kennard (the “Shareholder Representative”), acting jointly or individually, as its attorney-in-fact with full power of substitution, to serve as the representative of such Insight Shareholder to perform all such acts as are required, authorized or contemplated by this Agreement to be performed by such Insight Shareholder (including the voting of the Subject Shares in accordance with Sections 3(a) and (b)), and hereby acknowledges that the Shareholder Representative shall be authorized to take any action so required, authorized or contemplated by this Agreement. Each such Insight Shareholder further acknowledges that the foregoing appointment and designation shall be deemed to be coupled with an interest and shall survive the death or incapacity of such Insight Shareholder. Parent is and will be entitled to rely on any action taken or any notice given by the Shareholder Representative consistent with this Section 18. A successor to the Shareholder Representative may be chosen by the Shareholder Representative’s current employer (“Carlyle”), provided that such successor is an employee of Carlyle or one of its Affiliates and that notice thereof is given by the new Shareholder Representative to Parent.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and date first above written.

Insight Acquisition Corp.

By:	/s/ William E. Kennard
Name:	William E. Kennard
Title:	President

VOTING AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and date first above written.

/s/ Sidney R. Knafel
Sidney R. Knafel

/s/ Michael S. Willner
Michael S. Willner

/s/ Andrew G. Knafel
Andrew G. Knafel, as trustee under:

Trust F/BO Andrew G. Knafel, dated September 13, 1978

Trust F/B/O Douglas R. Knafel, dated September 13, 1978

Trust F/B/O Andrew G. & Douglas R. Knafel, dated July 16, 1976

Trust F/B/O Douglas R. Knafel, dated November 6, 1983

/s/ Andrew G. Knafel
Andrew G. Knafel

VOTING AGREEMENT

SCHEDULE A

INSIGHT SHAREHOLDERS

Name of Insight Shareholder	Number of Shares of Class A Common Stock Owned*	Number of Shares of Class B Common Stock Owned
Sidney R. Knafel	50,000	3,853,132
Michael S. Willner		1,106,516
Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees, under Trusts F/B/O Knafel Children		3,010,614
Andrew G. Knafel		386,413

*	Certain Insight Shareholders also own Company Deferred Shares, Company Options and/or shares held in such Insight Shareholder’s 401(k) account that cannot be voted, as follows: (i) Sidney R. Knafel owns 68,000 Company Deferred Shares, 281,250 Company Options and 1,770 shares of Class A Common Stock in his 401(k) account; (ii) Michael S. Willner owns 170,000 Company Deferred Shares, 621,875 Company Options and 1,708 shares of Class A Common Stock in his 401(k) account.